EXHIBIT 99.1

____________________________________________________________________

  NEWS RELEASE                                                 DMC
____________________________________________________________________

                                                           Contacts:
                  James Mitchell - Chairman and CEO - (858) 450-0055 Stephen Martino - Chief Financial Officer - (617) 747-0154


Detwiler, Mitchell & Co. Reports Third Quarter and Year-to-Date 2002 Results


     BOSTON, MA (November 8, 2002) - Detwiler, Mitchell & Co. (NASDAQ: DMCO; PCX: DEM) today reported a net loss of $630,000, or $0.23 per share - basic and diluted on 2.7 million basic and diluted weighted average shares outstanding, for the three months ended September 30, 2002 compared to a net loss of $173,000, or $0.07 per share - basic and diluted, on 2.6 million diluted weighted average shares outstanding, for the same period last year. Net loss for the third quarter of 2002 included two non-cash charges: a $213,000 loss on the sale of K. & S., Inc. and a $200,000 unrealized loss on non-marketable investments.

     Net loss was $2,967,000, or $1.11 per share - basic and diluted on 2.7 million basic and diluted weighted average shares outstanding, for the nine months ended September 30, 2002 compared to a net loss of $138,000, or $0.05 per share - basic and diluted on 2.6 million basic and diluted weighted average shares outstanding, for the same period last year. Net loss for the nine month period ended September 30, 2002 included four non-cash charges totaling $1,843,000: a $1,151,000 charge from the write-down of goodwill on the implementation of Financial Accounting Standard No. 142, a $279,000 deferred income tax asset valuation allowance, a $213,000 loss on the sale of K & S, Inc., and a $200,000 unrealized loss on non-marketable investments.

     Total revenues for the three months ended September 30, 2002 were $2,981,000, a decrease of $1,024,000 or 26%, compared to $4,005,000 for the same period last year. Commission revenues for the three months ended September 30, 2002 were $2,494,000, a decrease of $345,000 or 12%, compared to the same period last year. Total revenues for the nine months ended September 30, 2002 were $7,916,000, a decrease of $7,818,000 or 50%, compared to $15,734,000 for the same period last year.

     The reduction in earnings and revenues primarily result from the reorganization of the institutional sales, research and trading departments following the resignations of key personnel in October 2001, sharply lower principal transaction revenues from reduced volume, the cessation of NASD market making activities, fewer investment banking transactions, the sale of
K. & S., Inc. and adverse market conditions. Partially offsetting the reductions in revenues are lower compensation and staffing costs, and lower expenses from cost cutting initiatives.


  Page 1 of 4

                           [DMC Logo]
                    DETWILER, MITCHELL & CO.
                 225 Franklin Street, 20th Floor
                        Boston, MA 02110
                         (617) 451-0100

Detwiler,  Mitchell & Co. Reports Third Quarter and  Year-to-Date
2002 Results (continued)
November 8, 2002


     "During the third quarter, the Company made significant progress despite adverse market conditions," said James Mitchell, Chairman and CEO. He continued, "We exited the specialist business selling K&S, Inc. for less than we expected, however, we can now devote our efforts to strengthen and reestablish the core revenue lines of business. During 2002, we have pursued the solid branding of our Company's Channel Research products which has resulted in growth of commission revenues, number of customer accounts, and market penetration. Once volume returns to the financial markets, we believe we are well positioned to achieve increased revenues and a return to profitability. Looking to more recent indications, October 2002 was our best revenue month since the October 2001 restructuring of our Capital Markets group. In addition, we have now created a Private Client Group with the promotion of Chip Rowley, III, CFP and Doug White, CFA, as Co-Managing Directors. Our goal is to hire top performing brokers and independent representatives while offering industry leading compensation and incentives," he said.

  Mr. Mitchell concluded, "While management continues to take aggressive steps to return the Company to profitability, we must caution that there can be no assurance that revenues can be significantly increased or even sustained or that costs can be reduced during continuing uncertain financial market conditions."

                          * * * * *

     Detwiler, Mitchell & Co. ("DMC") is the holding company for its three principal operating subsidiaries: Fechtor, Detwiler & Co., Inc., a channel research, institutional sales and private client group headquartered in Boston, MA; James Mitchell & Co., a financial services company headquartered in San Diego, CA and Detwiler, Mitchell & Co. (UK) Limited, an institutional sales firm headquartered in London, England.

     Cautionary Statement Regarding Forward-Looking Statements:
Certain statements in this news release may contain forward-looking statements within the meaning of the Federal securities laws. Such statements should be considered in light of the risks and uncertainties associated with Detwiler, Mitchell & Co. and its operating subsidiaries, including those economic and market risks contained in the Company's Annual and Quarterly Reports on Form 10-K and 10-Q, and other risks prevailing from time to time; all of which are subject to material changes and may cause actual results to vary materially from what had been anticipated.

                       (Tables Follow)

                           [DMC Logo]
                    DETWILER, MITCHELL & CO.
                 225 Franklin Street, 20th Floor
                        Boston, MA 02110
                         (617) 451-0100


                                DETWILER, MITCHELL & CO.

                      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION


                                            SEPTEMBER 30,         DECEMBER 31,
                                                2002                  2001
                                           --------------        --------------
                                                            (UNAUDITED)

      ASSETS

Cash and cash equivalents                  $   1,075,178         $  1,124,191
Security deposits                                198,979              350,589
Securities borrowed                                    -              445,400
Deposits with clearing organizations             276,000              268,604
Commissions, current income taxes and
  other receivables                              962,439              279,577
Receivables from brokers, dealers and
  clearing organizations                               -               15,093
Due from customers                                     -            5,038,833
Marketable investments, at fair value                  -               31,995
Non-marketable investments, at fair value        110,000              250,000
Deferred income taxes                            175,717              414,517
Fixed assets, net                                407,482              565,933
Intangible assets                                117,385            1,567,885
Prepaid expenses and other                       413,307              362,225
                                           --------------        --------------
      Total Assets                         $   3,736,487         $ 10,714,842
                                           ==============        ==============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Notes payable                            $     465,054         $  2,100,000
  Payable to brokers, dealers and clearing
    organizations                                      -            1,410,829
  Due to customers                                     -              929,737
  Salaries and commissions payable               461,269              314,258
  Accounts payable and accrued liabilities       411,049              746,185

      Total Liabilities                        1,337,372            5,501,009
                                           --------------        --------------

Contingencies

Stockholders' Equity:
  Preferred stock, no par value;
    5,000,000 shares authorized,
    none issued                                        -                    -
  Common stock, $0.01 par value;
    20,000,000 shares authorized,
    2,702,357 and 2,652,357 shares
    outstanding at September 30, 2002
    and December 31, 2001, respectively           27,023               26,523
  Paid-in-capital                              4,880,487            4,728,987
  Retained earnings (deficit)                 (2,508,395)             458,323
                                           --------------        --------------
      Total Stockholders' Equity               2,399,115            5,213,833
                                           --------------        --------------
      Total Liabilities and Stockholders'
        Equity                             $   3,736,487         $ 10,714,842
                                           ==============        ==============



                                     PAGE 3 OF 4
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

                               DETWILER, MITCHELL & CO.

                        CONSOLIDATED STATEMENT OF OPERATIONS


                                          FOR THE THREE MONTHS           FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                      ---------------------------- ----------------------------
                                      2002                2001         2002            2001
                                      -------------  ------------- -------------  -------------
                                                            (UNAUDITED)


REVENUES
 Commissions                          $  2,493,924   $  2,838,639  $  6,215,825   $ 10,395,248
 Principal transactions                    406,632        898,813     1,184,048      4,153,888
 Investment banking                              -         98,500       215,015        619,111
 Interest                                    4,091         85,167        65,900        286,878
 Other                                      76,545         83,942       235,247        278,432
                                      -------------  ------------- -------------  -------------
   Total revenues                        2,981,192      4,005,061     7,916,035     15,733,557
                                      -------------  ------------- -------------  -------------

EXPENSES
 Compensation and benefits               1,875,178      2,254,922     5,002,632      9,432,436
 General and administrative                631,645        692,935     1,728,901      1,963,713
 Execution costs                           428,898        751,924     1,435,289      3,229,806
 Occupancy, communications
  and systems                              478,036        415,288     1,347,960      1,090,635
 Interest                                        -          6,000        38,446         31,901
 Amortization of intangibles                     -         19,500             -         58,500

 Loss on sale of specialist firm           213,000              -       213,000              -

 Unrealized loss on non-marketable
  securities                               200,000              -       200,000              -
                                      -------------  ------------- -------------  -------------
   Total expenses                        3,826,757      4,140,569     9,966,228     15,806,991
                                      -------------  ------------- -------------  -------------

   Loss before cumulative effect
    of change in accounting
    principle and income taxes            (845,565)      (135,508)   (2,050,193)       (73,434)


 Cumulative effect of change in
  accounting principle                           -              -    (1,150,500)             -
                                      -------------  ------------- -------------  -------------

   Loss before income taxes               (845,565)      (135,508)   (3,200,693)       (73,434)

 Income tax (expense) benefit, net         215,960        (37,392)      233,975        (64,145)
                                      -------------  ------------- -------------  -------------

   Net loss                           $   (629,605)  $   (172,900) $ (2,966,718)  $   (137,579)
                                      =============  ============= =============  =============

   NET LOSS PER SHARE:
     Basic                            $      (0.23)  $      (0.07) $      (1.11)  $      (0.05)
                                      =============  ============= =============  =============
     Diluted                          $      (0.23)  $      (0.07) $      (1.11)  $      (0.05)
                                      =============  ============= =============  =============

   WEIGHTED AVERAGE SHARES
    OUTSTANDING:
     Basic                               2,702,357      2,602,313     2,669,764      2,604,591
                                      =============  ============= =============  =============
     Diluted                             2,702,500      2,602,313     2,674,296      2,607,402
                                      =============  ============= =============  =============


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